EXHIBIT 99.1

Western Has Filed its Form 40-F

VANCOUVER, B.C., March 21, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) has filed its Annual Report on Form 40-F for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission (the “SEC”).

The Company filed Form 40-F for the year ended December 31, 2018 with the SEC on Thursday March 14, 2019.  The Form 40-F includes Western’s Annual Information Form (“AIF”), audited consolidated financial statements and management's discussion and analysis (“MD&A”). The Form 40-F is available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The Company has also filed its AIF, audited consolidated financial statements, and MD&A for the year ended December 31, 2018 with the appropriate Canadian regulatory bodies. These filings are available for viewing on SEDAR at www.sedar.com.

The filings described above are also available on the Company’s website: westerncopperandgold.com/investors/forms. Western will also provide a copy of the filings to any shareholder, without charge, upon request.  Requests may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President & CEO

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com